March 10, 2003

TO:	Securities & Exchange Commission 450 Fifth Street, NW Washington, DC USA 20549

Dear Sirs:

RE:	CAMECO CORPORATION COMMON SHARES, CUSIP #13321L108 NATIONAL INSTRUMENT 54 - 101

Pursuant to the requirements of National Instrument 54 - 101, I am pleased to advise that our client, Cameco Corporation has set a meeting date of May 8, 2003 for its Annual and Special Meeting of Shareholders with a record date of April 4, 2003 for shareholders entitled to receive notice of the meeting.

In addition, I also advise that this notice is being provided to all Exchanges on which the common shares are listed for trading, together with various other Securities Administrators. Should you have any questions about this notice, please call (204) 987-2495.

Sincerely,

CIBC MELLON TRUST COMPANY

“Gloria Gherasim” Gloria Gherasim, STI Manager, Client Relations